Consumers 2014 Securitization Funding LLC

General Offices:	Tel: (517) 788 2100
One Energy Plaza	Fax: (517) 788 7290
Jackson, MI 49201
Glenn P. Barba
Vice President and Controller

August 30, 2017

Mr. M. Hughes Bates

Special Counsel

Office of Structured Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:       Consumers 2014 Securitization Funding LLC (Issuing Entity and Registrant)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 9, 2017

File No. 333-195654-01

Dear Mr. Bates:

On behalf of Consumers 2014 Securitization Funding LLC (“Consumers 2014 Funding”) and Consumers Energy Company (“Consumers”), we thank you for your review of our filing and for your comment.  We take very seriously our responsibility for the completeness and accuracy of the disclosures in our filings with the Commission, and we appreciate having the opportunity to improve their quality and to enhance our compliance with all applicable requirements.

Exhibits 33.1 and 33.2

1Q. With respect to the reports on assessment of compliance with applicable servicing criteria attached as Exhibits 33.1 and 33.2, we note that none of the servicing participants identified by the registrant has taken responsibility for assessing compliance with the servicing criterion specified in Item 1122(d)(1)(v), which requires that “[a]ggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.” Please advise why no servicing party took responsibility for the aggregation of information.

1A. Consumers confirms that it was responsible for the aggregation of information for the year ended December 31, 2016, that the aggregation of information was mathematically accurate, and that the information conveyed accurately reflected the information.  In its report on assessment of compliance, Consumers specified that Item 1122(d)(1)(v) of Regulation AB was an inapplicable servicing criterion because Consumers believed that its activities as the single servicer did not include those contemplated by Item 1122(d)(1)(v), as illustrated in the example given in footnote 1353 of SEC Release No. 33-9638.

Upon further review of SEC Release No. 33-9638, Consumers has determined that Item 1122(d)(1)(v) is in fact applicable to its servicing assessment, given that Consumers aggregates and conveys payment information to The Bank of New York Mellon in its capacity as Trustee and Indenture Trustee, in order for The Bank of New York Mellon to make debt service payments.  Consumers confirms that in future filings of Consumers 2014 Funding, Consumers will assess its compliance with the servicing criterion specified in Item 1122(d)(1)(v).

Mr. M. Hughes Bates

August 30, 2017

Should you have any questions or comments regarding our response to your letter, please contact me at (517) 788-2100 or at glenn.barba@cmsenergy.com.

Sincerely,

/s/ Glenn P. Barba

Glenn P. Barba

Vice President, Controller and Chief Accounting Officer

of Consumers Energy Company, as Servicer